FOR IMMEDIATE RELEASE

                                                                   July 26, 2006
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                                              President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
(Executive Officer and
Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


   Notice of Stock Split and the Change of Ratio of ADR to Underlying Shares

Tokyo -July 26, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today concerning a stock split of its shares of common stock (the "Shares") and a change of ratio of its American Depositary Receipt ("ADR") to the Company's underlying Shares set forth below.

Summary of Stock Split
----------------------

1. Purpose of the stock split
   To expand the investor base by establishing an environment that will make the Company's shares more accessible to a broader range of potential shareholders by reducing the investment amount for one trading unit.

2. Outline of the stock split
   (1) Method
       A one to two stock split will be made for shareholders listed or recorded in the final shareholders' register and beneficial shareholders' register as at September 30, 2006 (Saturday).

   (2) Increase in the number of shares due to the stock split
       The increase in the number of shares due to the stock split will be the total number of outstanding shares as of the end of September 30, 2006 (Saturday) multiplied by 1.

3. Schedule
   Record date                               September 30, 2006 (Saturday)
   Effective date                            October 1, 2006 (Sunday)
   Date of delivery of Share certificate     November 15, 2006 (Wednesday)

4. Increase in the total number of the Company's authorized and issuable shares At this meeting of the Company's Board of Directors, the Company resolved to amend its Articles of Incorporation on October 1, 2006 (Sunday) in order to increase the total number of the Company's authorized and issuable shares by 220,000,000 shares from the current 220,000,000 shares to 440,000,000 shares pursuant to Article 184, Paragraph 2 of the Company Law.

For reference

1. The Company has not indicated in concrete terms the number by which shares will increase as a result of the stock split because, given the possibility that the number of outstanding shares may increase due to shares issued upon exercise of the stock acquisition rights between the resolution date and the record date of the stock split, it is not possible to determine the total number of outstanding shares as of the record date of the stock split.

2. Based on the number of outstanding shares as of July 26, 2006, the number of outstanding shares after the stock split would be as follows:

   Current number of outstanding shares                   99,783,385 shares
   Increase in number of shares due to the split          99,783,385 shares
   Total number of outstanding shares after the split    199,566,770 shares

3. There will be no increase in stated capital due to the stock split. Stated capital as of July 26, 2006 is 32,362,715,991 Yen.

4. Since the effective date of the stock split is October 1, 2006, the payment of the Company's interim dividend for fiscal year 2006 will be based on the number of shares before the stock split. With respect to the year-end dividend for fiscal year 2006, the stock split is currently expected to have no effect on the aggregate amount of the dividend. Accordingly, following the stock split, the amount of dividend per share shall be 17.5 Yen (one-half of 35 Yen, which is the projected amount of dividend per share at this stage).

5. In conjunction with the stock split, the subscription price of stock option (stock acquisition rights) will be adjusted as follows from October 1, 2006.

     ------------------------------------ ---------------------------- -----------------------------
     Name of the stock acquisition        Subscription price per       Subscription price per
     rights                               share after adjustment       share before adjustment
     ------------------------------------ ---------------------------- -----------------------------
     The first series of stock                     4,074 Yen                    8,148 Yen
     acquisition rights
     (Issued: July 5, 2002)
     ------------------------------------ ---------------------------- -----------------------------
     The second series of stock
     acquisition rights                            4,074 Yen                    8,148 Yen
     (Issued: April 25, 2003)
     ------------------------------------ ---------------------------- -----------------------------
     The third series of stock
     acquisition rights                            2,580 Yen                    5,160 Yen
     (Issued: June 27, 2003)
     ------------------------------------ ---------------------------- -----------------------------
     The fourth series of stock
     acquisition rights                            4,045 Yen                    8,090 Yen
     (Issued: August 29, 2003)
     ------------------------------------ ---------------------------- -----------------------------
     The sixth series of stock                     4,275 Yen                    8,550 Yen
     acquisition rights
     (Issued: March 31, 2004)
     ------------------------------------ ---------------------------- -----------------------------
     The seventh series of stock
     acquisition rights                            3,732 Yen                    7,464 Yen
     (Issued: July 1, 2004)
     ------------------------------------ ---------------------------- -----------------------------
     The tenth series of stock
     acquisition rights                            4,300 Yen                    8,600 Yen
     (Issued: July 4, 2005)
     ------------------------------------ ---------------------------- -----------------------------
     The eleventh series of stock
     acquisition rights                            4,300 Yen                    8,600 Yen
     (Issued: December 1, 2005)
     ------------------------------------ ---------------------------- -----------------------------
     The twelfth series of stock
     acquisition rights                            6,702 Yen                    13,403 Yen
     (Issued: February 28, 2006)
     ------------------------------------ ---------------------------- -----------------------------
     The thirteenth series of stock
     acquisition rights                            5,880 Yen                    11,760 Yen
     (Issued: July 12, 2006)
     ------------------------------------ ---------------------------- -----------------------------
     The fourteenth series of stock
     acquisition rights                            5,880 Yen                    11,760 Yen
     (Issued: July 12, 2006)
     ------------------------------------ ---------------------------- -----------------------------


Summary of Change of Ratio of ADR
---------------------------------

1. Purpose of the ratio change
   To expand the investor base for the Company's American Depositary Receipts ("ADRs") by providing an environment that is easier for potential holders of the Company's ADRs to make investment decisions.

2. Outline of the change of ratio
   (1) Ratio before change:                    1 ADR=1/4 of one share
   (2) Ratio after change:                     1 ADR=1 share
   (3) Effective date of the new ratio:        October 1, 2006 (Sunday) (EST)
   (4) First trading date with new ratio:      October 2, 2006 (Monday) (EST)


For reference

   Depositary and transfer agent for ADR:      JPMorgan Chase Bank, N.A.
   For inquiries, contact:                     JPMorgan Service Center
                                               South Hackensack, NJ 07606-3408
                                               TEL:    1-800-990-1135
                                               E-mail: adr@jpmorgan.com